[JONES DAY LETTERHEAD]

July 27, 2016

Ms. Jennifer Thompson
Accounting Branch
Chief Officer of Consumer Products
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re:    Macy’s, Inc.
Form 10-K for the Fiscal Year Ended January 30, 2016
Filed March 30, 2016
File No. 1-13536

Dear Ms. Thompson:
On behalf of Macy’s, Inc. (the “Company”), we are writing to respond to your letter dated July 20, 2016 containing a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing.
The text of the Staff’s comment and the Company’s response is set forth below.
Financial Statements

Notes to Consolidated Financial Statements

3. Receivables, page F-17

1.	We have reviewed your response to comment 7 in our letter dated July 6, 2016.
Please address the following:

•
You state that, due to the interrelationship of the buyer’s condominium interest and the Hoyt Street parking facility and the integrated nature of the transaction for their respective sales, you viewed the sale of the two properties as a single unit of accounting. Please further explain the nature of the interrelationship and the integrated nature of the transaction that caused you to view the sale as a single unit of accounting. Please specifically tell us whether the sale of the condominium interest and Hoyt Street parking facility were consummated in the same agreement or at the same time.

July 27, 2016

•
You use the term “condominium interest” in your response. Please tell us in more detail what this term is meant to convey. In this regard, your description of the Brooklyn building appears to indicate that the building is currently a retail property and will become a mix of retail and office space.

•
Please tell us how you considered whether the sale of the properties is a partial sale as defined in ASC 360-20-40-46. If you believe the sale of the properties is a partial sale and you should follow the guidance for the sale of condominium units, please tell us how you considered the guidance in ASC 360-20-40-50.

•	Please provide any additional information you believe is relevant to support percentage of completion accounting for the transaction.

Response: The Company respectfully provides the information below in response to the Staff’s comment. The headings below relate, in order, to the four bullets in the Staff’s comment.
Interrelationship of Brooklyn Store and Hoyt Street Parking Facility
The interrelationship of the condominium interest in the Brooklyn store building and the Hoyt Street parking facility exists due to the physical proximity of the properties. The properties are located next to one another separated only by a public street. The properties are physically connected by way of sky bridges and an underground tunnel. Functionally, the parking facility exists to provide convenient parking to customers and clients patronizing the connected property. We confirm that the sale of the condominium interest and Hoyt Street parking facility were consummated in the same agreement and at the same time and were never contemplated as separate sales.
Condominium Interest
The Brooklyn store building is currently a retail space and will become a mix of retail and office space. The term “condominium interest” refers to the legal division of the building into two separate real property interests. Commercial condominiums can be created for any lawful commercial purpose, including mixed uses such as retail and office space. Under New York law, the only way to sell part of the building is to divide it into condominiums. However, this transaction differs from the more common condominium development where a developer creates various condominium units and sells them individually in a piecemeal fashion over time. In this transaction, the purpose of the condominium regime was solely to facilitate the sale of a single portion of the existing building to a single buyer. The sale resulted in the one-time

July 27, 2016

transfer of all of the Company’s interest in the building (except the single condominium interest that the Company is permanently retaining to operate the Macy’s Brooklyn store).
Partial Sale
In response to the Staff’s comment regarding whether the sale of the properties is a partial sale, the Company has considered the guidance in ASC 360-20-40-46 through ASC 360-20-40-55 addressing the sale of a partial interest in real estate as well as the sale of condominium units. However, the Company did not apply the partial sale guidance to this transaction as the Company (1) sold the entire condominium interest to one buyer, (2) did not retain an equity interest in the properties sold, and (3) does not have an equity interest in the buyer. Based on the foregoing, the Company concluded that such guidance is not applicable.
Additional Information
The percentage-of-completion method is being applied in this case not because it is considered a sale of condominium units, but rather because of the Company’s performance obligation related to the reconstruction described in the initial response dated July 13, 2016. The Company highlights for the Staff that given this was a one-time transfer of a fully developed interest in the properties, application by analogy of the guidance in ASC 360-20-40-50 for sales of condominium units would also have resulted in the percentage-of-completion method of profit recognition. That is, the Company advises the Staff that the criteria in ASC 360-20-40-50 would have been met, but the continuing involvement related to reconstruction would still have precluded full profit recognition with profit being deferred as required by ASC 360-20-40-62. As mentioned in the July 13, 2016 response letter, the Company will clarify the accounting discussed above in future filings and will also continue to disclose the amount of such gains in supplemental disclosure in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company also consulted with KPMG’s National Office on this accounting matter.

* * * * * * *
The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 27, 2016

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-5148, or by facsimile at (214) 969-5100.

Very truly yours,

/s/ Charles T. Haag

Charles T. Haag

cc:     Karen M. Hoguet, Macy's, Inc.
Felicia Williams, Macy’s, Inc.
Dennis J. Broderick, Macy’s, Inc.
Mary Talbott, Macy’s, Inc.
John Atkinson, KPMG LLP